UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Material Change Report
2

Press Release:

Angiotech Pharmaceuticals, Inc. today announced in a joint press release with its corporate partner, Boston Scientific Corporation, that they have received a favorable decision from a Dutch court in a patent dispute against Sahajanand Medical Technologies Pvt. Ltd.  Boston Scientific and Angiotech alleged that Sahajanand's Infinnium paclitaxel-eluting stent infringed two claims of an Angiotech patent directed to paclitaxel stents.  The Court found that the asserted claims were infringed and valid.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 3, 2006

      By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Wednesday, May 3, 2006

Item 3

News Release

A press release providing notice of the material change was issued on

Wednesday, May 3, 2006 via PR Newswire.

Item 4

Summary of Material Change

Boston Scientific Corporation (NYSE: BSX) and Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP) announced today in a joint press release that they have received a favorable decision from a Dutch court in a patent dispute against Sahajanand Medical Technologies Pvt. Ltd.  Boston Scientific and Angiotech alleged that Sahajanand's Infinnium paclitaxel-eluting stent infringed two claims of an Angiotech patent directed to paclitaxel stents.  The Court found that the asserted claims were infringed and valid.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 David M. Hall, Chief Compliance Officer
Telephone:             (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 3rd day of May, 2006.

Angiotech Pharmaceuticals, Inc.

DAVID M. HALL, CHIEF COMPLIANCE OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 2

FOR IMMEDIATE RELEASE

NEWS RELEASE

May 3, 2006

Boston Scientific and Angiotech Win Patent Infringement Case

Against Sahajanand in the Netherlands

Natick, MA and Vancouver, BC (May 3, 2006) -- Boston Scientific Corporation (NYSE: BSX) and Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP) announced today that they received a favorable decision from a Dutch court in a patent dispute against Sahajanand Medical Technologies Pvt. Ltd.  Boston Scientific and Angiotech alleged that Sahajanand's Infinnium paclitaxel-eluting stent infringed two claims of an Angiotech patent directed to paclitaxel stents.  The Court found that the asserted claims were infringed and valid.

The Court granted Boston Scientific and Angiotech an injunction against Sahajanand, prohibiting the company from selling, bringing onto the market and delivering -- as well as importing, offering or keeping in stock for one of these purposes -- the infringing Infinnium paclitaxel stent in the Netherlands.  The Court also ordered Sahajanand to pay damages and/or surrender profits resulting from the infringement.  The Court's decision can be appealed by Sahajanand.

“We are pleased the Dutch court upheld the validity of this important patent and found that it had been infringed,” said Paul LaViolette, Chief Operating Officer of Boston Scientific.

“This is a significant victory in a key area of our intellectual property,” said Dr. William L. Hunter, President and CEO of Angiotech Pharmaceuticals.

About Boston Scientific

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: www.bostonscientific.com.

About Angiotech Pharmaceuticals

Founded in 1992 Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company, with 14 facilities in 6 countries and over 1,700 dedicated employees, that discovers, develops and markets innovative, minimally invasive treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Boston Scientific -- This press release contains forward-looking statements. Boston Scientific wishes to caution the reader of this press release that actual results may differ from those discussed in the forward-looking statements and may be adversely affected by, among other things, risks associated with new product development and commercialization, clinical trials, intellectual property, regulatory approvals, competitive offerings, integration of acquired companies, Boston Scientific’s overall business strategy, and other factors described in Boston Scientific’s filings with the Securities and Exchange Commission.

Angiotech Pharmaceuticals -- Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

CONTACTS:

Boston Scientific:

Milan Kofol

508-650-8569

Investor Relations

Boston Scientific Corporation

Paul Donovan

508-650-8541

Media Relations

Boston Scientific Corporation

Angiotech:

Analysts and Investors:

Janet Craig, VP, Investor Relations and Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:

Jodi Regts, Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 7930